UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            PROVIDENT COMPANIES, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   743862 10 4
                                   -----------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 1996
                                  ------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 743862 10 4

1        NAME OF REPORTING PERSON: CHARLOTTE MACLELLAN HEFFNER
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [ ]
                                                                 (b)  [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS: NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

 NUMBER OF       7     SOLE VOTING POWER: 1,203,137 SHARES*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 10,629,357 SHARES
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER: 460,102 SHARES*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 11,484,132 SHARES

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 11,944,234 SHARES*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.81%

14       TYPE OF REPORTING PERSON: IN




--------
     *Including 2,500 shares issuable upon exercise of options.

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     This  Amendment  No. 2 to the Schedule 13D of Charlotte  Maclellan  Heffner
("Mrs. Heffner") is being filed as a result of certain agreements to which she is a party in connection with the acquisition of The Paul Revere Corporation ("Revere") by Provident Companies, Inc. (the "Issuer") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of April 29, 1996, by and among the Issuer, Patriot Acquisition Corporation and Revere (the "Merger Agreement"). Capitalized terms used but not defined herein shall have the same meanings as in this Schedule 13D filing prior to this Amendment No. 2.


Item 4. Purpose of the Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     On March 27, 1997, the Issuer completed its acquisition of Revere pursuant to the Merger Agreement (the "Acquisition"). Also on that date, pursuant to an Amended and Restated Common Stock Purchase Agreement dated as of May 31, 1996 (the "Zurich Agreement"), between the Issuer and Zurich Insurance Company ("Zurich"), Zurich purchased 9,523,810 shares of Common Stock (the "Zurich Shares") for an aggregate cash price of $300 million. The net proceeds from the Zurich Agreement were used by the Issuer to fund a portion of the cash payments being made to Revere stockholders in connection with the Acquisition. Mrs. Heffner is a party to the following five agreements which are related to the Merger Agreement and the Zurich Agreement:

1.   Voting Agreement

     To implement the Acquisition, it was necessary for the Issuer to obtain the approval of its stockholders for (i) an amendment to the Issuer's certificate of incorporation to in crease its authorized capital (the "Charter Amendment") and
(ii) the issuance of Common Stock pursuant to the Merger Agreement. Such approval was obtained at a Special Meeting of the Stockholders of the Issuer held on December 31, 1996 (the "Special Meeting"). At the Special Meeting, pursuant to an Amended and Restated Voting Agreement dated as of April 29, 1996, among Textron Inc., the principal stockholder of Revere ("Textron"), Revere and certain stockholders of the Issuer including Mrs. Heffner (the "Voting Agreement"), Mrs. Heffner voted 457,602 shares of Common Stock of the Issuer which she owned of record and beneficially in favor of the Charter Amendment and the issuance of Common Stock pursuant to the Merger Agreement.

     The Voting Agreement was also signed, in each case with Mrs. Heffner's consent as a co-trustee, by The Maclellan Foundation, Inc. (the "Foundation") (see paragraph (2) of Item 5(a) and (b) below) and two trusts -- the R.J. Maclellan Trust for the Hugh O. Maclellan, Sr. Family and the Cora L. Maclellan Trust for the Hugh O. Maclellan, Sr. Family (collectively, the "Maclellan Trusts") (see paragraph (3) of Item 5(a) and (b) below). At the Special Meeting, pursuant to the Voting Agreement, the Foundation and the Maclellan Trusts voted the shares of Common Stock which they owned of record and beneficially (an aggregate of 9,368,609 shares) in favor of the Charter Amendment and the issuance of Common Stock pursuant to the Merger Agreement.

2.   Maclellan Family Stockholder Agreement

     Zurich entered into an Agreement dated as of May 31, 1996 (the "Family Stockholder Agreement") with the Foundation, trusts for the benefit of the Foundation, certain members of the Maclellan family including Mrs. Heffner, and certain trusts connected with the Maclellan family (collectively, the "Maclellan Stockholders"). Pursuant to the Family Stockholder Agreement, certain of the Maclellan Stockholders, including Mrs. Heffner, voted all the shares of Common Stock beneficially owned by them (an aggregate of approximately 18,350,000 shares) at the Special Meeting in favor of the Merger Agreement and the transactions contemplated thereby, including the Charter Amendment, and in favor of the transactions contemplated by the Zurich Agreements.

     Also in the Family Stockholder Agreement, each of the Maclellan Stockholders agreed that, until the earlier of (i) such time as Zurich and its affiliates beneficially own less than 5% of the Issuer's voting securities (as defined), and (ii) March 27, 2004, such Maclellan Stockholder will, prior to making any sale or transfer of shares of Common Stock, give Zurich notice of any intention to sell or transfer and the terms of such intended sale or transfer. Zurich will then have the right to purchase such shares at the same terms. This right of first offer is not applicable to the transfer of shares (x) pursuant to a change of control (as defined in the Family Stockholder Agreement), (y)

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pursuant to certain  permitted  transfers,  including  transfers among Maclellan
Stockholders,  and (z) in connection with any sale of at least 70% of the shares
then  held  by  the  Maclellan   Stockholders  pursuant  to  a  firm  commitment
underwritten registration under the Securities Act of 1933.

     Notwithstanding its rights of first offer under the Family Stockholder Agreement, Zurich has undertaken to the Issuer that in general, until March 27, 2004, Zurich and its affiliates will not acquire "Voting Securities" of the Issuer (defined as all classes of capital stock of the Issuer which are then entitled to vote generally in the election of directors)* in amounts which would cause the percentage of Zurich's voting power in the election of the Issuer's directors ("Voting Power") to exceed the percentage of Voting Power represented by the Zurich Shares immediately following the consummation of the Merger and the issuance of the Zurich Shares (the "Initial Threshold Percent age"). Mrs. Heffner has been advised by the Issuer that the Initial Threshold Percentage is approximately 14.24%. However, Zurich and its affiliates are not prohibited from acquiring Voting Securities that would cause Zurich and its affiliates to exceed the Initial Threshold Percentage if (i) such Voting Securities are acquired from the Maclellan Stockholders or are acquired from Textron (with certain restrictions and limitations)


--------
     *Currently, the outstanding shares of Common Stock are the only outstanding Voting Securities of the Issuer.

or are acquired from other persons under certain limited circumstances, and (ii) after giving effect to such acquisition of Voting Securities, Zurich and its affiliates would not beneficially own Voting Securities of the Issuer representing more than 40% of the outstanding Voting Power. Notwithstanding the foregoing, Zurich may acquire Voting Securities from the Maclellan Stockholders in amounts that exceed the 40% limitation if Zurich first offers to purchase all of the outstanding Voting Securities of the Issuer at the same price pursuant to either a tender offer to all stockholders or a binding merger agreement.

3.   Family Stockholder Supplementary Agreement

     In an effort to coordinate sales of shares of Common Stock by the Maclellan Stockholders, the Maclellan Stockholders have entered into a Family Stockholder Supplementary Agreement dated as of April 21, 1997 (the "Supplementary Agreement"). Under the Supplementary Agreement, which will terminate upon the termination of the Family Stockholder Agreement, in the event that a Maclellan Stockholder receives an unsolicited purchase offer from Zurich or any other person that such Maclellan Stock holder intends to accept, and such offer is to acquire more than $250,000 of Common Stock, such Maclellan Stockholder (the "Notifying Stockholder") shall use reasonable efforts to promptly notify all other Maclellan Stockholders of such purchase offer, specifying the number of shares of Common Stock that the purchaser has offered to purchase and the amount of consideration offered per share, and shall use its reasonable efforts to permit the other Maclellan Stockholders to participate with the Notifying Stockholder in a sale of Common Stock to the purchaser. If one or more other Maclellan
Stockholders decide to participate in such a sale, and the aggregate number of shares that all Maclellan Stockholders desire to sell exceeds the purchaser's offer, the number of shares of Common Stock to be sold by each participating Maclellan Stockholder will be in the same proportion that the number of shares offered for sale by each such Maclellan Stockholder bears to the total number of shares offered for sale by all Maclellan Stockholders, so that the resultant aggregate number of shares to be offered for sale shall be equal to the purchaser's offer.

     Notwithstanding the foregoing, any Maclellan Stockholder may initiate and consummate a sale of Common Stock to any person.

4.   Registration Rights Agreement

     As an inducement to the Maclellan Stockholders to enter into the Family Stockholder Agreement, the Issuer entered into a Registration Rights Agreement dated as of May 31, 1996 (the "Registration Rights Agreement") with the Maclellan Stockholders, pursuant to which, subject to certain conditions and limitations, the Issuer agreed to register under the Securities Act of 1933 the sale of the shares of Common Stock now or hereafter held by one or more
Maclellan Stockholders. In general, the Issuer has granted the Maclellan Stockholders "demand" registration rights to request eight separate registrations, each of which must cover (A) shares of Common Stock having an aggregate expected offering price of at least $10,000,000, or (B) all the shares of Common Stock then held by the Maclellan Stockholders. "Blackout" periods which have the effect of delaying a demand registration (either because it would adversely affect a pending public offering of securities by the Company, or because the filing of a demand registration statement would require disclosure of material information which the Issuer has a bona fide business purpose for preserving as confidential) are provided for limited periods. The Registration Agreement also grants the Maclellan Stockholders "piggyback" registration rights to have any or all of their shares of Common Stock included in any registration statement filed by the Issuer for a public sale of its Voting Equity Securities (as defined), subject to limitations determined by the managing underwriter of an underwritten offering to be necessary for the successful marketing of the securities being distributed by underwriters.

5.   Lock-Up Agreement

     Pursuant to the Merger Agreement, the 37,500,000 shares of Revere common stock owned by Textron were converted at the effective time of the Acquisition into $750 million in cash and 5,917,500 shares of Common Stock (the "Textron Shares"). Textron agreed to use its reasonable efforts to sell for cash all the Textron Shares as soon as practicable after the Acquisition, subject to certain conditions. Textron sold the Textron Shares on May 6, 1997, pursuant to a firm commitment underwritten public offering (the "Textron Offering").

     In furtherance of the Textron Offering, each Maclellan Stockholder holding more than 50,000 shares of Common Stock, including Mrs. Heffner, has entered into an agreement (the "Lock-Up Agreement"), which provides that, without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), on behalf of the underwriters of the Textron Offering, such Maclellan Stockholders will not, prior to August 4, 1997, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities were acquired by them prior to or in connection with the Textron Offering), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock. However, a Maclellan Stockholder may dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock (A) pursuant to a bona fide gift between or among family members or the estate of such stockholder (including any transfer by such stockholder to or among any trust, foundation, custodial or other similar accounts or funds in which such stockholder or other member of his or her family serves as trustee or custodian or in a similar fiduciary capacity, or to a trust created by any such stockholder which has a member of his or her immediate family as a beneficiary) and (B) pursuant to any transfer to any organization, which transfer qualifies for the federal income tax charitable deduction at the time of such transfer; provided that in the case of (A) or (B) above, the transferee is then bound by or agrees to be bound by the restrictions described in this paragraph from the date of such transfer until August 4, 1997. In addition, the Maclellan Stockholders agreed that, without the prior written consent of Morgan Stanley on behalf of the under-writers, such stockholders will not, prior to August 4, 1997, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

                                     * * *

     Apart from the foregoing, Mrs. Heffner currently has no plan or proposal, as a stockholder of the Issuer, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mrs. Heffner in her capacity as a director of the Issuer.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mrs. Heffner is the beneficial owner of an aggregate of 11,944,234 shares of Common Stock, or approximately 17.81% of the 67,048,106 shares of Common Stock which, the Issuer's transfer agent has advised Mrs. Heffner, were outstanding on May 6, 1997 (plus the 2,500 issuable shares referred to in paragraph (1) below). Of these shares, Mrs. Heffner:

          (1) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 460,102 shares of Common Stock, including 2,500 shares issuable to her upon exercise of options granted to her as a non-employee director of the Issuer;

          (2) may be deemed an indirect beneficial owner of 8,027,156 shares of Common Stock held by the Foundation, of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co-trustees Ronald W. Blue, Frank A. Brock, G. Richard Hostetter, Hugh O. Maclellan, Jr., Kathrina H. Maclellan, Robert H. Maclellan and A.S. MacMillan;

          (3) may be deemed an indirect beneficial owner of 1,253,095 shares of Common Stock held by the Maclellan Trusts, of which Mrs. Heffner is a trustee and as such shares voting power over such shares with co-trustees Hugh

     O. Maclellan, Jr. and Thomas H. McCallie, III and shares dispositive power over such shares with co-trustees Hugh O. Maclellan, Jr., Thomas H. McCallie, III and SunTrust Bank Chattanooga, N.A.;

          (4) may be deemed an indirect beneficial owner of 820,000 shares of Common Stock held by six trusts of which Mrs. Heffner is a trustee and as such shares voting power with co-trustee Hugh O. Maclellan, Jr. and shares dispositive power over such shares with co-trustees Hugh O. Maclellan, Jr., Lee S. Anderson and John C. Stophel;

          (5) may be deemed an indirect beneficial owner of 50,000 shares of Common Stock held by the estate of her father, Hugh O. Maclellan, Sr., of which Mrs. Heffner is an executor and as such shares dispositive power over such shares with co-executors Hugh O. Maclellan, Jr. and A.S. MacMillan;

          (6) may be deemed an indirect beneficial owner of 148,340 shares of Common Stock held by two trusts of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee SunTrust Bank Chattanooga, N.A.;

          (7) may be deemed an indirect beneficial owner of 392,706 shares of Common Stock held by the Hugh and Charlotte Maclellan Charitable Trust, of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co-trustees Lee S. Anderson, Frank A.

     Brock, Henry A. Henegar, Hugh O. Maclellan, Jr. and John C. Stophel;

          (8) may be deemed an indirect beneficial owner of 69,200 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co-trustee Hugh
     O. Maclellan, Jr.;

          (9) may be deemed an indirect beneficial owner of 67,200 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such shares voting power with co-trustee Hugh O. Maclellan, Jr. and shares dispositive power with co-trustees Hugh O. Maclellan, Jr. and U.S. Trust Company of Florida Savings Bank;

          (10) may be deemed an indirect beneficial owner of 61,740 shares of Common Stock held by two trusts of which Mrs. Heffner is a trustee and as such shares dispositive power over such shares with co-trustee Hugh O. Maclellan, Jr.;

          (11) may be deemed an indirect beneficial owner of 300,000 shares of Common Stock held by the Heffner Trust, of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee Richard L. Heffner; and

          (12) may be deemed an indirect beneficial owner of 294,695 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee SunTrust Bank Chattanooga, N.A.

     On the basis of the foregoing, Mrs. Heffner may be deemed to have sole voting power over 1,203,137 shares of Common Stock, shared voting power over 10,629,357 shares of Common Stock, sole dispositive power over 460,102 shares of Common Stock, and shared dispositive power over 11,484,132 shares of Common Stock.

     Richard L. Heffner, Mrs. Heffner's husband, is the direct beneficial owner of 32,832 shares of Common Stock, as to which shares Mrs. Heffner disclaims beneficial ownership.

     Certain members of the Maclellan family, including Mrs. Heffner, and trusts and charitable organizations affiliated with them have been prominent in the stock ownership and management of the Issuer and its predecessor companies since 1887. Mrs. Heffner hereby disclaims that she and other members of the Maclellan family constitute a "group" of beneficial owners of Common Stock as such term is used in Section 13(d) of the Exchange Act and the rules and regulations of the Securities and Exchange Commission thereunder.

     The following information required by Item 2 of Schedule 13D is provided to the best of Mrs. Heffner's knowledge with respect to those persons named above in this Item 5 who share voting and/or dispositive power with Mrs. Heffner over any shares of Common Stock:



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



     The Maclellan Foundation, Inc. (the "Foundation"), a Tennessee corporation, is a charitable organization treated as a private foundation for federal income tax purposes. The address of its principal business and principal office is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.

     SunTrust Bank Chattanooga, N.A. is a national banking association. The address of its principal business and principal office is the SunTrust Bank
Building, 736 Market Street, Chattanooga, Tennessee 37401. SunTrust Bank Chattanooga is a wholly-owned subsidiary of SunTrust Banks, Inc., a Georgia corporation and bank holding company the principal office of which is located at 25 Park Place N.E., Atlanta, Georgia 30303. Additional information concerning SunTrust Banks, Inc. and its management can be found in the reports filed by it pursuant to Section 13(a) of the Exchange Act (Commission File No. 1-8918).

     U.S. Trust Company of Florida Savings Bank is a savings bank organized under the laws of Florida. The address of its principal business and principal office is 132 Royal Palm Way, Palm Beach, Florida 33480. U.S. Trust Company of Florida Savings Bank is a wholly-owned subsidiary of U.S. Trust Corporation, a New York corporation and bank holding company, the principal office of which is located at 114 West 47th Street, New York, New York 10036-1532. Additional information concerning U.S. Trust Corporation and its management can be found in the reports filed by it pursuant to Section 13(a) of the Exchange Act (Commission File No. 0-20469).

     Lee S. Anderson is principally employed as the Managing Editor of the Chattanooga News-Free Press, the principal address of which is 400 E. 11th Street, Chattanooga, Tennessee 37402.

     Ronald W. Blue is principally employed as Managing Partner of Ronald Blue & Associates, a financial planning firm, the principal address of which is Suite 600, 1100 Johnson Ferry Road N.E., Atlanta, Georgia 30342.

     Frank A. Brock is principally employed as President of Covenant College, the principal address of which is Scenic Highway, Lookout Mountain, Georgia 30750.

     Richard L. Heffner is retired. His residence address is 3655 Randall Hall, N.W., Atlanta, Georgia 30327.

     Henry A. Henegar is principally employed as Executive Director of the Chattanooga Bible Institute, the principal address of which is 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

     G. Richard Hostetter is principally employed as a partner in Whitfield, Mills, Ragland & Hostetter, Inc., an investment firm, the principal address of which is 309 High Street, Chattanooga, Tennessee 37401.

     Hugh O. Maclellan, Jr. is principally employed as Chairman of the Executive Committee of the Board of Directors of the Issuer and certain of its subsidiaries. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402. He is also a director of SunTrust Bank Chattanooga and President and Treasurer of the Foundation (see above).

     Kathrina H. Maclellan is not currently employed. Her residence address is 125 Fairy Trail, Lookout Mountain, Tennessee 37350.

     Robert H. Maclellan is principally employed as President of Pyramid Record Group, Inc., a recording studio, the principal address of which is 1208 Lula Lake Road, Lookout Mountain, Georgia 30750.

     A.S. MacMillan is principally employed as President of Team Resources, a management consulting firm, the principal address of which is River Edge One, Suite 425, 5500 Interstate North Parkway N.W., Atlanta, Georgia 30328. He is also a director of the Issuer.

     Thomas H. McCallie, III is principally employed as Executive Director of the Foundation (see above).

     John C. Stophel is principally employed as a partner in the law firm of Chambliss, Bahner & Stophel, P.C., the principal address of which is 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

     During the last five years, none of the above-listed persons, to the knowledge of Mrs. Heffner, has been convicted in any criminal proceeding, or has been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Each of the above-listed persons who is a natural person is, to Mrs. Heffner's knowledge, a citizen of the United States of America.

     (c) Neither Mrs. Heffner nor, to her knowledge, any of the persons named above in Item 5(a) and (b), effected any transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     On February 25, 1997, the board of trustees of the Foundation granted to Hugh O. Maclellan, Jr., as President of the Foundation, a revocable proxy to vote the shares of Common Stock held by the Foundation during 1997 and until the 1998 Annual Meeting of the Foundation. Substantially identical proxies have been granted in past years to Hugh O. Maclellan, Jr. and his father, Hugh O. Maclellan, Sr. A copy of the resolution of the Foundation's trustees conferring such proxy in 1996 was filed with Amendment No. 1 to this Statement as Exhibit 1 to this Statement and is incorporated herein by reference.

     The descriptions of the Voting Agreement, the Family Stockholder Agreement, the Supplementary Agreement, the Registration Rights Agreement and the Lock-Up Agreement appearing in Item 4 of this Amendment No. 2 are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits


        Exhibit 2* -       Amended and Restated Voting Agreement
                           dated as of April 29, 1996, among Textron
                           Inc., The Paul Revere Corporation and the stockholders of Provident Companies, Inc.
                           listed on Schedule A thereto, which
                           Agreement was filed with the Securities
                           and Exchange Commission as Exhibit E to
                           the Merger Agreement, which is Annex A to the Joint Proxy Statement/Prospectus of the Issuer and Revere dated November 27,
                           1996.  Such Joint Proxy Statement/
                           Prospectus is Part I of the Registration
                           Statement on Form S-4 of the Issuer
                           (Registration No. 333-17085).

        Exhibit 3* -       Family Stockholder Agreement dated as of
                           May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the stockholders of Provident Companies,
                           Inc. listed on Schedule A thereto (the
                           "Maclellan Stockholders"), which Agreement was filed with the Securities and Exchange Commission as Exhibit 3 to the
                           Statement on Schedule 13D dated June 10,
                           1996, filed by Zurich Insurance Company
                           with respect to its beneficial ownership of the Common Stock.

        Exhibit 4 -        Family Stockholder Supplementary Agreement
                           dated as of April 21, 1997, among
                           the Maclellan Stockholders.

        Exhibit 5 -        Registration Rights Agreement dated as of
                           May 31, 1996, by and among Provident
                           Companies Inc. and the stockholders of
                           Provident Companies, Inc. identified in
                           Schedule I thereto.

        Exhibit 6 -        Lock-Up Agreement dated May 5, 1997,
                           between Morgan Stanley & Co. Incorporated and certain of the Maclellan Stock-holders.

--------
    *Incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 12, 1997
                                             /s/Charlotte M. Heffner
                                             -----------------------
                                             Charlotte M. Heffner



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